Exhibit (a)(1)(I)

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACT:

William J. Coote

AVP, Treasurer

(914) 345-9001

William.Coote@taro.com

TARO ANNOUNCES

PRELIMINARY RESULTS OF ITS TENDER OFFER

Hawthorne, NY, December 17, 2019 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today announced the preliminary results of its modified “Dutch auction” tender offer to repurchase up to $225 million in value of its ordinary shares, nominal (par) value NIS 0.0001 per share, which expired at 5:00 p.m., New York City time, on Monday, December 16, 2019. Based on the preliminary count by American Stock Transfer & Trust Company, LLC (“AST”), the Depositary for the tender offer, 297,891 ordinary shares were properly tendered and not properly withdrawn at or below the expected final purchase price of $91.00 per share, including shares that were tendered through notices of guaranteed delivery.

In accordance with the terms and conditions of the tender offer, the Company expects to purchase 297,891 ordinary shares at a final purchase price of $91.00 per share, for an aggregate purchase price of approximately $27.1 million (excluding fees and expenses relating to the tender offer). These shares represent approximately 0.77% of the Company’s issued and outstanding ordinary shares as of December 16, 2019.

The number of shares to be purchased and the price per share are preliminary and are subject to verification by AST and subject to change for a number of reasons, including if some or all of the shares tendered through notices of guaranteed delivery are not delivered within the applicable two trading day settlement period. The actual number of shares to be purchased and the final price per share will be announced following the expiration of the guaranteed delivery period and completion of the confirmation process by AST, and are not expected to be announced until at least December 19, 2019, three business days after the expiration of the tender offer. Promptly after such announcement, AST will issue payment for the shares validly tendered and accepted for payment under the tender offer and will return shares tendered and not purchased in the tender offer.

The Dealer Manager for the Offer is J.P. Morgan Securities LLC, and the Information Agent is MacKenzie Partners Inc. All inquiries about the tender offer should be directed to the Dealer Manager or the Information Agent toll free at 1-877-371-5947 or 1-800-322-2885, respectively.

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.